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                                                                     Exhibit 12

                              THE SCOTTS COMPANY
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            AND PREFERRED DIVIDENDS

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                                                                                                           Fiscal
                                                    FISCAL YEAR ENDED SEPTEMBER 30,                     Three Months
                                       ------------------------------------------------------------     December 31,
                                        1990         1991          1992         1993         1994           1994
                                       -------      -------       -------      -------      -------     ------------
                                                   (in thousands except ratio data)
COMPUTATION OF EARNINGS:
Income (loss) before income
   taxes, extraordinary items and
   cumulative effect of accounting
   changes                             $(6,761)      $4,455       $26,203      $35,367      $41,822         $(5,364)

Fixed Charges:
   Interest expense                     34,531       30,932        15,942        8,454       17,450           5,694
   Capitalized interest                      0            0           380            0          321             100
   Rental expense                        1,345        2,001         2,427        3,042        4,305           1,077
                                       -------      -------       -------      -------      -------         -------
Earnings, as defined                   $29,115      $37,388       $44,952      $46,863      $63,898         $ 1,507
                                       -------      -------       -------      -------      -------         -------
COMPUTATION OF FIXED CHARGES:
   Interest expense                    $34,531      $30,932       $15,942      $ 8,454      $17,450         $ 5,694
   Capitalized interest                      0            0           380            0          321             100
   Rental expense                        1,345        2,001         2,427        3,042        4,305           1,077
                                       -------      -------       -------      -------      -------         -------
Fixed Charges                          $35,876      $32,933       $18,749      $11,496      $22,076         $ 6,871
                                       -------      -------       -------      -------      -------         -------
Preferred Stock Dividends

Ratio of Earnings to Fixed
   Charges and Preferred
   Stock Dividends(1)(2)(3)               0.00         1.14          2.40         4.08         2.89            0.00



(1) The ratio of earnings to fixed charges is computed by dividing (a) the sum of (i) income from continuing operations before income taxes, extraordinary items and cumulative effect of changes in accounting method and (ii) the sum of fixed charges and preferred stock dividends. Fixed charges consist of interest on all indebtedness (including amortization of deferred financing costs), capitalized interest and the estimated interest compound of operating leases (assumed to be one-third of total rental expense).

(2) The fiscal year ended September 30, 1990 reflected a deficiency of earnings to fixed charges and preferred stock dividends in the amount of $6,761.

(3) The historical and pro forma three months ended December 31, 1994 reflected a deficiency of earnings to fixed charges and preferred stock dividends in the amount of $5,364 and $7,260, respectively.

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